PMU News Release #03-13 TSX, AMEX Symbol PMU December 8, 2003

NEW AREA OF GOLD MINERALIZATION DISCOVERED IN GONSO VEIN DRILLING

Exploration drilling on Pacific Rim Mining Corp.’s El Dorado gold project in El Salvador has identified a new gold mineralized structure in the eastern Central District, approximately 1.2 kilometers east of the Minita vein. Results from hole 268, the first hole to test the Gonso vein structure, are presented below, as well as results from the last Minita vein step-out drill holes and new exploration holes drilled in the North and Central Districts. A drill plan map is available at the Company’s website www.pacrim-mining.com.

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter-section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-257	Deep Minita	301574 / 533868	085.5/61.5	453.4 465.3	453.75 468.35	0.35 3.05	0.3 1.7	10.54 8.06	29.5 22.3
P03-258	Deep Minita	301576 / 533869	090/58	423.7 452 457.3	424.35 453.05 460.65	0.65 1.05 3.35	0.2 0.8 2.7	9.90 10.58 7.11	34.6 51.7 39.5
P03-259	Deep Minita	301697 / 533915	086.5/56	395.05 418.95 429.6	396.15 419.55 435.1	1.1 0.6 6.5	0.7 0.4 3.25	5.88 14.49 6.31	60.0 82.0 20.5
P03-260	Deep Minita	301477 / 534053	085/73	25.95 235 238.15 314.95 324.25 357.3	26.15 235.7 238.45 315.15 329.15 358.25	0.2 0.7 0.3 0.2 4.9 0.95	0.15 0.6 0.2 0.15 3.1 0.6	17.40 17.28 10.50 6.16 7.34 7.21	33.9 157 102 17.6 45.7 22.6
P03-261	S. San Matias	304861 / 532707	286/50	No significant results
P03-262	S. Minita	301380 / 534076	90/68	179.95	186.9	4.75	3.5	11.53	103.8
P03-263	S. Minita	301332 / 534041	90/52	150.0	150.15	0.15	0.15	29.80	223.0
P03-264	S. Minita	301236 / 534014	87/48	102.25	103.3	1.05	0.65	6.60	32.9
P03-265	S. San Matias	304991 / 532586	257/55	No significant results
P03-266	S. San Matias	304463 / 535622	301/50	No significant results
P03-267	Chica, Candelaria	301121 / 534715	88/60	No significant results
P03-268	Gonso	301463 / 535622	301/50	394.2	396.1	1.9	1.35	11.07	118.1
Results are based on a cutoff grade of 6.0 g/t gold.

Drill hole 268 is the first hole ever drilled across the Gonso vein system. The significance of this intercept, which averaged over 11 g/t gold and 118 g/t silver, is that it is located in the lower portions of the Productive Interval where grades generally drop off. A second hole (270), located 250 meters southwest along strike of drill hole 268, was recently completed and additional follow-up drilling will target the vein system at higher elevations. The second drill, currently testing veins in the North District, will be moved to the Gonso vein area to fast-track testing of this exciting new discovery.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Drill holes 257 through 260 and 262 through 264 were step-out holes on the Minita vein system that confirms the Minita resource estimate published by Pacific Rim on October 27, 2003 (NR #03-12). The Minita vein contains a measured and indicated resource of 1.6 million tones grading 11.4 g/t gold and 70.3 g/t silver, for a total of 585,000 ounces of gold and 3.6 million ounces of silver.

Drill holes 261, 265 and 266 were drilled on subsidiary veins on the San Matias system in the North District and encountered no significant mineralization. Drill hole 267 crossed the Candelaria and Chica veins in the Central District and failed to encounter significant mineralization.

“The discovery in drill hole 268 is an exciting new development at El Dorado,” states Tom Shrake, CEO. “It is too early to understand the economic significance, if any, of this discovery, however, management is encouraged by the width of the structure and the gold and silver grades encountered in the first hole to have tested it. We will expedite our understanding of the dimensions of the Gonso vein system by using both drill rigs under contract on the El Dorado project to test this new discovery. We will recommence the scout drilling at San Matias at a later date after we have a better idea of the size and shape of the Gonso system”.

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statement. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com